UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): July 24, 2023

ELLINGTON FINANCIAL INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34569	26-0489289
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
53 Forest Avenue
Old Greenwich, CT 06870
(Address and zip code of principal executive offices)
Registrant's telephone number, including area code: (203) 698-1200
Not Applicable
(Former Name or Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	EFC	The New York Stock Exchange
6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	EFC PR A	The New York Stock Exchange
6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock	EFC PR B	The New York Stock Exchange
8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock	EFC PR C	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 2.02.    Results of Operations and Financial Condition.
On July 24, 2023, Ellington Financial Inc. (the “Company”) issued a press release (the “Press Release”) announcing, among other things, its preliminary results of operations for the quarter ended June 30, 2023. A copy of the Press Release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 7.01.    Regulation FD Disclosure.
The information contained in the Press Release is being furnished by the Company pursuant to Item 7.01 of Form 8-K in satisfaction of the public disclosure requirements of Regulation FD.
The Press Release also announces the Company’s estimated book value per share of common stock as of June 30, 2023. A copy of the Press Release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 8.01.    Other Events.
Preliminary Second Quarter Results
The information set forth above in Item 2.02 of this Current Report on Form 8-K is incorporated herein by reference.
Unaudited Pro Forma Financial Information
On May 30, 2023, the Company filed with the U.S. Securities and Exchange Commission (the "SEC") a Current Report on Form 8-K to report, among other things, the entry into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Arlington Asset Investment Corp. ("Arlington"), EF Merger Sub Inc. ("Merger Sub"), and solely for the limited purposes set forth in the Merger Agreement, Ellington Financial Management LLC, providing for the merger of Arlington with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of the Company (the “Arlington Merger”).
On July 3, 2023, the Company filed with the SEC a Current Report on Form 8-K to report, among other things, the entry into an Agreement and Plan of Merger by and among the Company, Great Ajax Corp. ("Great Ajax"), and EF Acquisition I LLC ("Acquisition Sub") providing for the merger of Great Ajax with and into Acquisition Sub, with Acquisition Sub surviving the merger as a wholly-owned subsidiary of the Company (the “Great Ajax Merger,” and together with the Arlington Merger, the “Subject Mergers”). Neither Subject Merger is conditioned on the occurrence of the other and the consummation of each is independent.
The Company is filing this Current Report on Form 8-K, among other things, to provide certain unaudited pro forma condensed combined financial information reflecting the combined historical consolidated financial position and results of operations of the Company, Arlington and Great Ajax (the "Unaudited Pro Forma Financial Statements"). The Unaudited Pro Forma Financial Statements are based upon the historical financial statements of the Company, Arlington, and Great Ajax, after giving effect to the closing of both of the Subject Mergers, which are each expected to occur in the fourth quarter of 2023, including associated transaction costs and various other adjustments that are described in the footnotes following the Unaudited Pro Forma Financial Statements, and are intended to reflect the impact of the Subject Mergers. The Unaudited Pro Forma Financial Statements are not necessarily indicative of the actual results that would have been achieved had the Subject Mergers been completed as of the dates indicated or that may be achieved in the future.
The Unaudited Pro Forma Financial Statements are attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.
Risk Factors
The Company is also filing this Current Report on Form 8-K to provide certain risk factors associated with the Subject Mergers, which are attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference.
Item 9.01.    Financial Statements and Exhibits

(b) Pro Forma Financial Information.

The Unaudited Pro Forma Financial Statements reflect the combined historical consolidated financial position and results of operations of the Company, Arlington and Great Ajax and include a pro forma condensed combined balance sheet as of March 31, 2023, a pro forma condensed combined statement of operations for the three-month period ended March 31, 2023, and a pro forma condensed combined statement of operations for the year ended December 31, 2022. The Unaudited Pro Forma Financial Statements are attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

In preparing the Unaudited Pro Forma Financial Statements that were included in the EFC-Arlington Registration Statement, the Company determined that the appropriate presentation in such Unaudited Pro Forma Financial Statements would be to account for each Subject Merger as a business combination using the acquisition method of accounting in accordance with ASC 805, "Business Combinations" with the Company being treated as the acquirer of both Arlington and Great Ajax for accounting purposes. Under the acquisition method of accounting, assets acquired and liabilities assumed, are recorded by the acquirer based on their estimated fair values. In cases where the purchase price exceeds the fair value of the net identifiable assets acquired, the acquirer records goodwill. Conversely, in cases where the fair value of the net identifiable assets acquired exceeds the purchase price, the acquirer records a bargain purchase gain.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release dated July 24, 2023
99.2	Unaudited Pro Forma Financial Statements
99.3	Risk Factors
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

ADDITIONAL INFORMATION ABOUT THE ARLINGTON MERGER

In connection with the proposed Arlington Merger, EFC has filed a registration statement on Form S-4 (File No. 333-273309) (the "EFC-Arlington Registration Statement") with the SEC. The EFC-Arlington Registration Statement includes a proxy statement of Arlington and a prospectus of EFC. This communication is not a substitute for the EFC-Arlington Registration Statement, the proxy statement/prospectus or any other documents that will be made available to the shareholders of Arlington. In connection with the proposed Arlington Merger, EFC and Arlington also plan to file relevant materials with the SEC. SHAREHOLDERS OF ARLINGTON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ARLINGTON MERGER. A definitive proxy statement/prospectus will be sent to Arlington’s shareholders. Investors may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by EFC and Arlington free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by EFC with the SEC will be available free of charge on EFC’s website at www.ellingtonfinancial.com or by contacting EFC’s Investor Relations at (203) 409-3575, as they become available. Copies of the documents filed by Arlington with the SEC will be available free of charge on Arlington’s website at www.arlingtonasset.com or by contacting Arlington’s Investor Relations at (703) 373-0200.

PARTICIPANTS IN SOLICITATION RELATING TO THE ARLINGTON MERGER

EFC and Arlington and their respective directors and executive officers and certain other affiliates of EFC and Arlington may be deemed to be participants in the solicitation of proxies from Arlington shareholders in connection with the proposed Arlington Merger.

Information about the directors and executive officers of Arlington is available in its Form 10-K, which was filed with the SEC on March 31, 2023, and its Form 10-K/A, which was filed with the SEC on May 1, 2023. Information about the directors and executive officers of EFC is available in the proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed Arlington Merger when they become available. Shareholders of Arlington should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from EFC or Arlington using the sources indicated above.

ADDITIONAL INFORMATION ABOUT THE GREAT AJAX MERGER

In connection with the proposed Great Ajax Merger, EFC intends to file a registration statement on Form S-4 with the SEC that includes a Great Ajax proxy statement and an EFC prospectus. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to Great Ajax stockholders. In connection with the proposed Great Ajax Merger, EFC and Great Ajax also plan to file relevant materials with the SEC. GREAT AJAX STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED GREAT AJAX MERGER. A definitive proxy statement/prospectus will be sent to Great Ajax’s stockholders. Investors may obtain a copy of the proxy statement/prospectus (when it becomes available) and other relevant documents filed by EFC and Great Ajax free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by EFC with the SEC will be available free of charge on EFC’s website at www.ellingtonfinancial.com or by contacting EFC’s Investor Relations at (203) 409-3575. Copies of the documents filed by Great Ajax with the SEC will be available free of charge on Great Ajax’s website at www.greatajax.com or by contacting Great Ajax at (503) 505-5670.

PARTICIPANTS IN SOLICITATION RELATING TO THE GREAT AJAX MERGER

EFC and Great Ajax and their respective directors and executive officers and certain other affiliates of EFC and Great Ajax may be deemed to be participants in the solicitation of proxies from Great Ajax stockholders in connection with the proposed Great Ajax Merger.

Information about the directors and executive officers of Great Ajax is available in the proxy statement for its 2023 annual meeting of stockholders filed with the SEC on April 21, 2023. Information about the directors and executive officers of EFC is available in the proxy statement for its 2023 annual meeting of stockholders filed with the SEC on April 6, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed Great Ajax Merger when they become available. Great Ajax stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from EFC or Great Ajax using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed Arlington Merger and/or the proposed Great Ajax Merger.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve numerous risks and uncertainties. The Company's actual results may differ from its beliefs, expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are not historical in nature and can be identified by words such as "believe," "expect," "anticipate," "estimate," "project," "plan," "continue," "intend," "should," "would," "could," "goal," "objective," "will," "may," "seek" or similar expressions or their negative forms, or by references to strategy, plans, or intentions. Examples of forward-looking statements in this Current Report on Form 8-K include statements regarding the Company’s preliminary financial results for the quarter ended June 30, 2023, the Company’s estimated book value per share of common stock as of June 30, 2023 and the timing of future events. These forward-looking statements are based on the Company’s current assumptions, expectations and beliefs and are subject to numerous risks, including, among other things, those set forth under the caption “Risk Factors” in the Company’s most recent filings with the SEC, uncertainties, assumptions and changes in circumstances that may cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this Current Report on Form 8-K.

Further information on these and other factors that could affect the Company’s financial results and the forward-looking statements in this Current Report on Form 8-K is included in the Company’s filings with the SEC, including, among others, the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, particularly under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as applicable.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELLINGTON FINANCIAL INC.

Date:	July 24, 2023	By:	/s/ JR Herlihy
JR Herlihy
Chief Financial Officer